U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CRF 270.17f-1]

1. Investment Company Act File Number:				Date examination completed:
814-203				January 3, 2007
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
UTEK CORPORATION

4. Address of principal executive office: (number, street, city, state, zip code)
2109 EAST PALM AVENUE, TAMPA, FL 33605

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

We, as members of management of UTEK Corporation (the Company) are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of rule 17f-1, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation January 3, 2007 of the company’s requirements of subsections (b)(1) and (b)(6) of rule 17f-1 as of.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections ((b)(1) and (b)(6) of rule 17f-1 of the Investment Company Act of 1940 as of January 3, 2007 with respect to securities reflected in the investment account of the company.

UTEK CORPORATION

By:	/s/ Carole R. Wright
Carole R. Wright Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of directors

UTEK Corporation

We have examined management’s assertion, included in the accompanying management statement regarding compliance with certain provisions of the Investment Company Act of 1940, that UTEK Corporation (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f -1 under the Investment Company Act of 1940 (the “Act”) as of January 3, 2007. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 3, 2007:

•	Count and inspection of all securities located in the vault of Gunn Allen Financial (the “Custodian”) without prior notice to management;

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Company’s compliance with specified requirements.

In our opinion, management’s assertion that UTEK Corporation complied with the requirements of subsections (b) and (c) of rule 17f-1 of the Investment Company Act of 1940 as of January 3, 2007 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of UTEK Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Pender Newkirk & Company LLP
Pender Newkirk & Company LLP Certified Public Accountants Tampa, Florida July 17, 2008